To announce the Company's December 2012 revenues

 Date of events: 2013/01/10

 Contents:

 1.Date of occurrence of the event:2013/01/10

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter "head office" or "affiliate company"):Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: Chunghwa Telecom today announced a 11.1% year-over-year increase in unaudited unconsolidated total revenue to NT$18.20 billion in December 2012. Operating costs and expenses increased by 12.6% to NT$15.83 billion. Operating income increased by 2.6% to NT$2.37 billion. Net income decreased by 20.4% to NT$1.71 billion, and EPS was NT$0.22. Mobile communications business revenue increased 18.7% year-over-year, mainly due to the hot selling of smartphones such as iPhone 5 and HTC butterfly which increased handset sales by 165.6%, and the growth of mobile value-added service revenue of 37.7% derived from the mobile internet subscriber increase. The above two offset the 7.0% decrease in mobile voice revenue attributed to the market competition and the NCC's mandated tariff reduction.

Broadband access revenue decreased by 4.2% due to the ADSL tariff reduction starting in the beginning of 2012 and the NCC's mandated tariff reduction. HiNet ISP service revenue decreased by 1.3% also because of tariff reductions along with the aforementioned ADSL tariff cuts. MOD revenue increased 18.3% year over year attributed to the growth in subscribers and the subscription of packages. For traditional fixed line services, local service revenue decreased by 4.7% because of mobile substitution. Domestic long distance service revenue decreased 35.7% mainly due to the tariff reduction starting in the beginning of 2012. Additionally, revenue from the completion of some ICT projects also contributed the total revenue increase. Operating costs and expenses decreased year-over-year, mainly due to the increase in costs of goods sold because of the hot selling of smartphones and ICT project costs. Net income decreased mainly due to the increase in net loss of long-term investment and the impairment loss of fixed assets and idle assets.

6.Countermeasures:None

7.Any other matters that need to be specified: None